SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                              HARBIN ELECTRIC, INC.
                    (formerly Torch Executive Services Ltd.)

                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
                         (Title of Class of Securities)

                                   41145W 10 9

                                 (CUSIP Number)

                                   Tianfu Yang
                               No. 9, Ha Pin Xi Lu
                             Ha Ping Lu Ji Zhong Qu
                         Harbin Kai Fa Ku, China 150001
                                 +86-45182621768

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2005

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                     Page 2 of 4

---------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                              Tianfu Yang
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) |_|
                                                                                   (b) |_|
---------------------------------------------------------------------------------------------

3         SEC USE ONLY

---------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

---------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)
                                                                                       |_|
---------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   China


---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                9,750,000 shares of common stock.
---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
     REPORTING                    9,750,000 shares of common stock.
---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
---------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,750,000 shares of common stock.
---------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                             |_|
---------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65.0%
---------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

                                                                                      IN
---------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

This statement relates to shares of the common stock, par value $.00001 per share, of Harbin Electric, Inc., a Nevada corporation (formerly Torch Executive Services Ltd.) (the "Company"). The Company has its principal executive office at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, Postal Code: 150001, China.

Item 2. Identity and Background.

This statement is being filed by Tianfu Yang, a Chinese citizen. Mr. Yang is the President and Chief Executive Officer of the Company. Mr. Yang maintains an office at Harbin Electric, Inc., No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, Postal Code: 150001, China.

On January 11, 2005, Torch Executive Services Ltd., ("Torch"); Torch Subsidiary, Inc., a wholly owned Delaware subsidiary corporation of Torch (the "Acquirer"); Tech Full International, Inc., a Delaware corporation, ("Tech Full"); and the shareholders of Tech Full (the "Tech Full Shareholders") entered into an Agreement and Plan of Merger (the "Agreement") wherein Torch agreed to issue to the Tech Full Shareholders 8,000,000 restricted shares of common stock of Torch in exchange for all of the issued and outstanding shares of Tech Full owned by the Tech Full Shareholders. At the closing which occurred on January 24, 2005 ("Closing"), Tech Full was merged with and into Acquirer and the separate existence of Tech Full ceased.

During the past five years, Mr. Yang has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the issuance of 9,750,000 shares of the Company's common stock to Mr. Yang was in connection with the transfer of 1,218.75 shares of Tech Full common stock pursuant to the terms of the Agreement. Such shares represented approximately 81% of the outstanding common stock of Tech Full.

Item 4. Purpose of Transaction.

See Item 2 above.

Item 5. Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Mr. Yang beneficially owns 9,750,000 shares of common stock, representing 65.0% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 15,000,450 shares of common stock outstanding. Except for the transactions described herein, Mr. Yang has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company. Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

1. Agreement and Plan of Merger by and among, Torch Executive Services Ltd., Torch Subsidiary, Inc., Tech Full International, Inc. and the shareholders of Tech Full International, Inc, dated as of January 11, 2005 (previously filed as an exhibit to the Company's 8-K dated as of January 13, 2005).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 4, 2005



/s/ TIANFU YANG
----------------
    Tianfu Yang